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                             March 25, 2022

       Robert W. Eifler
       Chief Executive Officer
       Noble Finco Limited
       13135 Dairy Ashford, Suite 800
       Sugar Land, TX 77478

                                                        Re: Noble Finco Limited
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed March 9, 2022
                                                            File No. 333-261780

       Dear Mr. Eifler:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2022 letter.

       Amendment No. 2 to Form S-4

       General

   1. Refer to your response to comment 3 in your letter dated March 9, 2022. You appear to be relying on the Tier
I cross-border exemption from U.S. tender offer rules, but not availing yourself of
the corresponding cross-border exemption (Rule 802) from the registration
requirements of Section 5 of the Securities Act of 1933. Given that this may be confusing for
shareholders, revise the exchange offer prospectus to briefly describe.

               You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
       Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions relating to tender offer rules, contact
 Robert W. Eifler
Noble Finco Limited
March 25, 2022
Page 2

Christina Chalk, Senior Special Counsel in the Office of Mergers and Acquisition, at (202) 551-
3263. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert W. Eifler
                                                           Division of
Corporation Finance
Comapany NameNoble Finco Limited
                                                           Office of Energy &
Transportation
March 25, 2022 Page 2
cc:       Debbie Yee
FirstName LastName